UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

☐ For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

LDK Solar Co., Ltd.

Full Name of Registrant

Hi-Tech Industrial Park

Address of Principal Executive Office (Street and Number)

Xinyu City, Jiangxi Province 338032

People’s Republic of China

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

LDK Solar Co., Ltd., or LDK Solar, is unable to file its Form 20-F for the year ended December 31, 2012 on or before the prescribed due date of April 30, 2013 because it needs additional time to finalize certain items in its fourth quarter 2012 financial results, primarily including an impairment analysis of long-lived assets and an assessment of provisions in certain subsidiaries.

LDK Solar currently anticipates that the Form 20-F for the year ended December 31, 2012 will be filed as soon as practicable and no later than May 15, 2013.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jack Lai	(408)	931-1688
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During 2012, the challenging market conditions resulted in a decrease in average sales price and shipment volume of LDK Solar’s wafers, modules and polysilicon and other materials. As a result, LDK Solar’s net sales were $862.9 million for 2012, representing a decrease of $1,294.9 million as compared to net sales of $2,157.8 million for 2011. In 2012, LDK Solar’s gross loss also increased to $337.8 million from $39.7 million in 2011, primarily due to the significant drop in the average selling price of LDK Solar’s products, the lower utilization rate, and the recognition of inventory write-down of $180.9 million. LDK Solar also recorded an impairment loss for goodwill and intangible assets of $31.6 million, an impairment loss for assets held for sale of $74.2 million and an impairment loss for property, plant and equipment of $109.0 million for 2012 (as described in LDK Solar’s earnings announcement furnished as Exhibit 99.6 to the Form 6-K furnished on April 19, 2013). The combined effect of these and certain other items resulted in an increase in net loss attributable to shareholders to $939.5 million in 2012 from $620.9 million in 2011, and the diluted loss per share increasing to $8.38 for 2012 from $4.90 for 2011 .. The above preliminary financial results for 2012 have been derived from LDK Solar’s unaudited consolidated financial statements as of and for the year ended December 31, 2012.

LDK Solar Co., Ltd.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 30, 2013	By	/s/ Xingxue Tong
President & Chief Executive Officer

		By	/s/ Jack Lai
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).